FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Donner Minerals Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Donner Minerals Ltd.
                Registrant

Dated: August 11, 2004                                                   By :    /s/David Patterson/s/
                                                                    Title:     CEO

Donner Minerals Ltd.

Quarterly Consolidated Financial Statements
For The Three Months Ended May 31, 2004
(Unaudited)

Notice to Reader

The accompanying unaudited consolidated financial statements of Donner Minerals Ltd. (“the Company”) have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the Company’s unaudited interim consolidated financial statements as at and for the three months ended May 31, 2004.

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Balance Sheets
(Canadian Dollars)
(Unaudited)

	May 31,	February 29,
	2004	2004

ASSETS

Current assets
Cash and cash equivalents	$ 1,700,760	$ 2,816,051
Short term investments	1,400,481	-
Amounts receivable	6,209	14,672
Advances for exploration	97,859	905,634
Deposits and prepaid expenses	7,954	2,825

	3,213,263	3,739,182

Property, plant and equipment	21,270	29,644

Investment (note 3)	680,923	759,421

Mineral properties (note 4)	2,629,601	2,628,641

	$ 6,545,057	$ 7,156,888

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 31,102	$ 61,620

Non-controlling interest	425,152	425,224

	456,254	486,844

Shareholders' equity
Share capital (note 5)	39,998,322	36,833,992
Subscriptions	-	2,731,600
Contributed surplus	556,460	556,460
Deficit	(34,465,979)	(33,452,008)

	6,088,803	6,670,044

	$ 6,545,057	$ 7,156,888

Approved by the Directors:

"Harvey Keats"

"David Patterson"

See accompanying notes to the consolidated financial statements.

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Operations
(Canadian Dollars)
(Unaudited)

	Three months	Three months
	ended May 31,	ended May 31,
	2004	2003

		(restated - note 2)
Expenses
Administration and management fees	$ 69,733	$ 148,667
Amortization	1,733	3,847
Exploration expenditures (schedule)	807,776	301,837
Filing and transfer agent fees	3,569	1,869
Office and miscellaneous	8,865	48,166
Professional fees	15,325	6,847
Promotion	9,965	54,184
Rent	12,000	12,000
Stock-based compensation	-	32,000
Telephone and communications	2,776	6,115
Travel	6,955	24,075
Less: interest income	(9,793)	(14,383)

Loss before other items	(928,904)	(625,224)

Other items
Non-controlling interest	71	94
Loss on disposal of property, plant and equipment	(6,641)	-
Gain on redemption of convertible debenture	-	267,254
Gain on deemed disposition of investment (note 3)	33,107	333,406
Equity in loss of investment (note 3)	(111,604)	(56,075)

Loss for the period	$ (1,013,971)	$ (80,545)

Basic and diluted loss per share	$ (0.01)	$ -

Weighted average number of common shares outstanding	96,141,788	69,509,508

See accompanying notes to the consolidated financial statements.

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Deficit
(Canadian Dollars)
(Unaudited)

	Three months	Three months
	ended May 31,	ended May 31,
	2004	2003

		(restated - note 2)

Deficit, beginning of period	$ (33,452,008)	$ (31,284,327)

Loss for the period	(1,013,971)	(80,545)

Deficit, end of period	$ (34,465,979)	$ (31,364,872)

See accompanying notes to the consolidated financial statements.

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Canadian Dollars)
(Unaudited)

	Three months	Three months
	ended May 31,	ended May 31,
Cash provided by (used for):	2004	2003

		(restated - note 2)
Operating activities
Loss for the period	$ (1,013,971)	$ (80,545)
Items not involving cash:
Amortization	1,733	3,847
Stock-based compensation	-	32,000
Non-controlling interest	(71)	(94)
Loss on disposal of property, plant and equipment	6,641	-
Gain on deemed disposition of investment	(33,107)	(333,406)
Equity in loss of investment	111,604	56,075
Changes in non-cash operating
working capital items (note 7)	780,591	277,838

	(146,580)	(44,285)

Financing activities
Subscriptions	(2,731,600)	-
Common shares issued for cash	3,164,330	248,500

	432,730	248,500

Investing activities
Expenditures on mineral properties acquisition	(960)	(25,000)
Purchase of long term investment	-	(804,993)
Redemption of long term investment	-	38,100
Purchase of short term investments	(1,400,481)	-
Maturity of short term investments	-	296,568

	(1,401,441)	(495,325)

Decrease in cash and cash equivalents	(1,115,291)	(291,110)

Cash and cash equivalents, beginning of period	2,816,051	1,229,989

Cash and cash equivalents, end of period	$ 1,700,760	$ 938,879

See accompanying notes to the consolidated financial statements.

DONNER MINERALS LTD. (An exploration stage company) Notes to the Consolidated Financial Statements May 31, 2004 (Canadian Dollars)
1.   Nature of Operations and Basis of Presentation

The Company is a public company incorporated under the Company Act, British Columbia. Its shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange. The principal business of the Company is exploration of mineral properties. As of the date of this report, the Company has not determined whether its mineral properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration of the property and future profitable production from the property or proceeds from disposition.

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the three month period ended May 31, 2004 are not necessarily indicative of the results that may be expected for the year ended February 28, 2005. The balance sheet at February 29, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

2.   Significant Accounting Policies

These interim financial statements have been prepared by management in accordance with the accounting policies described in the Company’s annual financial statements for the year ended February 29, 2004. For further information, refer to the financial statements and notes thereto included in the Company’s Annual Report to Shareholders for the year ended February 29, 2004.

Effective March 1, 2003 the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after March 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model. (“Black-Scholes”). Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense is recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on the day that options are granted.

Using the fair value method for stock-based compensation, the Company recorded a charge to operations of $32,000 for the three months ended May 31, 2003 for stock options granted to employees and directors. This amount was determined using Black-Scholes assuming no dividends were paid, vesting occurring on the date of grant, a weighted average volatility of the Company’s share price of 95%, a weighted average annual risk free interest rate of 3.81% and an expected life of two years.

3.   Investment

		May 31, 2004

	Percentage	Carrying	Market
	of Ownership	Value	Value

Knight Resources Ltd.
Common shares	17.0%	$ 680,923	$ 6,365,385

		February 29, 2004

	Percentage	Carrying	Market
	of Ownership	Value	Value

Knight Resources Ltd.
Common shares	17.4%	$ 759,421	$ 9,792,900

3.   Investment (cont’d)

As at May 31, 2004, the Company owns 8,160,750 common shares of Knight Resources Ltd. (“Knight”). Knight has directors and officers in common with the Company. The Company’s share of Knight’s net loss for the three months ended May 31, 2004 was $111,604 (2003 - $56,075). As a result of share issuances by Knight during the three months ended May 31, 2004, the Company recorded a gain on deemed disposition of $33,107 (2003 - $333,406).

The market value was determined using the closing quoted price of Knight’s stock on the TSX Venture Exchange on May 31, 2004 or February 29, 2004 as applicable. The Company also owns 8,000,000 non-transferable share purchase warrants whereby the Company has the right to purchase one additional common share of Knight at a price of $0.15 per share expiring March 25, 2005. As at May 31, 2004, the intrinsic value (market price of $0.78 less exercise price of $0.15) of the 8,000,000 non-transferable share purchase warrants was $5,040,000.

4.   Mineral Properties

			Northern	Stephens
	SVB Nickel	Commander	Abitibi	Lake
Property Acquisition Costs	Property	Property	Property	Property	Total

Balance at February 29, 2004	$ 1,953,141	$ 438,500	$ 212,000	$ 25,000	$ 2,628,641
Staking fees	960	-	-	-	960

Balance at May 31, 2004	$ 1,954,101	$ 438,500	$ 212,000	$ 25,000	$ 2,629,601

The Company’s mineral properties are comprised of wholly owned mineral claims and interests in joint venture agreements in South Voisey Bay, Labrador and an option earn-in agreement in Stephens Lake, Manitoba, Canada. Although the Company holds some interests in mineral properties through joint venture agreements, none of the operations are carried on through joint venture entities.

South Voisey Bay Properties

The Company’s South Voisey Bay properties (the “Combined Property”) are comprised of the following:
i)  Twenty licences covering about 569 km2 held 100% by SVBN with the exception of a 37.5 km2 held 75% by SVBN (the “SVBN Property”);

ii) One licence covering about 39.5 km2 owned 52.38% by the Company and 47.59% by Northern Abitibi (the “Donner/Northern Abitibi Property”);

iii)One Licence covering about 35.5 km² and owned 52.06% by the Company and 47.94% by Commander, formerly Major General, (the “Donner/Commander Property”).

On September 7, 2001, the Company announced an option earn-in agreement with Falconbridge Limited, whereby Falconbridge could earn a 50% interest in all of the Company’s South Voisey Bay Properties by spending $23 million on exploration. During April 2004, Falconbridge notified the Company that they will not be pursuing the 50% option earn-in on the South Voisey Bay Properties. Falconbridge has spent approximately $4,800,000 on exploration of the Combined Property.

Stephens Lake Property

On February 20, 2002, the Company entered into an option earn-in agreement with Falconbridge, whereby the Company can earn a 50% interest in Falconbridge’s Stephens Lake Property by incurring a total of $5 million of expenditures on exploration and related work on or before December 31, 2006.

4.   Mineral Properties (cont’d)

During the three months ended May 31, 2004, the Company expended $807,776 (2003 - $254,469) on exploration (see schedule). As at May 31, 2004, the Company has expended a total of $2,918,972 on the Stephens Lake Propert and is required to spend $79,400 during the remainder of calendar 2004 in order to keep the option in good standing.

Rainbow Property

On June 18, 2004, the Company entered into an option earn-in agreement with Falconbridge Limited to acquire a 50% interest in a new nickel project in Nunavut known as the Rainbow Project. The 180 square kilometre Rainbow Property is located 240 kilometres west of Hudson Bay and 380 kilometres northwest of Churchill, Manitoba.

The Company has the option to earn a 50% participating joint venture interest in the Rainbow Property by incurring a total of $4.5 million of expenditures on exploration and related work on or before May 31, 2007. The Company is required to incur a minimum of $1,500,000 of expenditures per year to keep the option in good standing. The Company has committed to the first year’s expenditures.

Exploration will be carried out by Falconbridge, under the direction of a Management Committee comprised of one representative from each of the Company and Falconbridge. Falconbridge will be entitled to charge an administrative and overhead charge of 10% of direct project costs during the option period. Falconbridge has the off take right to all concentrates produced from the Rainbow Property.

If a Joint Venture is formed, and provided Falconbridge has at least 35% interest in the Joint Venture, Falconbridge will be entitled to designate any part of the Property as a Specific Project, and will have the right to bump up its interest by an additional 15% interest in the Specific Project by carrying out a Feasibility Study, and to be operator on the Specific Project.

The Company and Falconbridge both have a right of first refusal to purchase all or any part of the other party’s interest in the Joint Venture.

The Agreement is subject to the approval of the TSX Venture Exchange.

5.   Share Capital

Issued and outstanding:

	Number of
	Shares	Amount

Balance at February 29, 2004	75,430,541	$ 36,833,992
Private placement	20,482,250	3,104,330
Exercise of warrants	500,000	60,000

Balance at May 31, 2004	96,412,791	$ 39,998,322

During the three months ended May 31, 2004, the Company issued 20,482,250 common shares at $0.16 per share for gross proceeds of $3,277,160 pursuant to private placement. Along with the common shares, the Company issued 20,482,250 warrants entitling the holder to purchase one additional common share at a price of $0.20 per share until March 2, 2006. Of the 20,482,250 common shares and 20,482,250 warrants issued, 2,589,250 were flow-through common shares and 2,589,250 were flow-through warrants exercisable into flow-through common shares. The Company paid $113,830 in commissions and incurred $59,000 in fees. The Company also issued 1,872,138 Agent’s Warrants as a commission. The Agent’s Warrants are exercisable at $0.20 per share and expire on March 2, 2006.

6.   Related Party Transactions

Related parties are directors, officers and other companies with common directors and/or officers of the Company. Amounts due to related parties are non-interest bearing and without specific terms of repayment.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following is a summary of the related party transactions that occurred throughout the three months ended May 31:

	May 31,	May 31,
	2004	2003

Management fees	$ 48,733	$ 120,667
Interest income	$ -	$ 6,202
Investment	$ -	$ 1,105,849

7.   Supplementary Cash Flow Information

	May 31,	May 31,
	2004	2003

Change in non-cash operating working capital items
Amounts receivable	$ 8,463	$ 2,079
Advances for exploration	807,775	266,836
Deposits and prepaid expenses	(5,129)	1,657
Accounts payable and accrued liabilities	(30,518)	7,266

	$ 780,591	$ 277,838

DONNER MINERALS LTD.
(An exploration stage company)
Schedule of Exploration Expenditures
(Canadian Dollars)
(Unaudited)

	Three months	Three months
	ended May 31,	ended May 31,
	2004	2003

Stephens Lake Claims
Drilling	$ 450,848	$ 198,928
Geochemistry	-	-
Geology	43,629	25,223
Geophysics	213,807	13,122
Government grants	-	(15,028)
Other	99,492	32,224

	807,776	254,469

Labrador Regional Exploration
Geology	-	15,483
Geophysics	-	27,779
Other	-	4,106

	-	47,368

	$ 807,776	$ 301,837

DONNER MINERALS LTD.
Management’s Discussion and Analysis
Three Months Ended May 31, 2004

The following discussion and analysis of the results of operations and financial condition (“MD&A”) for Donner Minerals Ltd. (“the Company”) should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended May 31, 2004 and related notes thereto. The financial information in this MD&A is derived from the Company’s consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles. The effective date of this MD&A is July 27, 2004.

This MD&A may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

Description of Business

The Company is a mineral exploration company engaged in the acquisition and exploration of mineral properties with potential for nickel deposits. The Company has projects in the South Voisey Bay area of Labrador, Newfoundland, the Stephens Lake area of Manitoba and the Rainbow Lake area of Nunavut. The Company is a reporting issuer in British Columbia, Alberta and Ontario and its shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange under the symbols DML and DNL respectively.

Exploration Projects

South Voisey Bay Project, Labrador

The South Voisey Bay Project is located in central Labrador, in the province of Newfoundland and Labrador. The South Voisey Bay Project covers approximately 650 square kilometres in which the Company has varying interests ranging from 52% to 77%.

Recent exploration work on the South Voisey Bay Project has been carried out by Falconbridge Limited (“Falconbridge”). Falconbridge had an option to earn a 50% interest in the entire South Voisey Bay Project by spending $23 million on exploration, over 5 years.

Falconbridge spent approximately $4.8 million on exploration during fiscal 2002, 2003 and 2004. In April 2004, Falconbridge advised the Company that they will not be pursuing the option to earn a 50% interest in the South Voisey Bay Project.

The South Voisey Bay property is in good standing because of the expenditures incurred to date. The Company and its partners will continue to investigate various means to move the South Voisey Bay Project forward.

Stephens Lake Project, Manitoba

The Stephens Lake Project is located in northern Manitoba and covers approximately 4,400 square kilometers. The Company has the option to earn from Falconbridge a 50% participating joint venture interest in the Stephens Lake Project by incurring a total of $5 million of expenditures on exploration and related work on or before the end of December 2006.

A 6,200 line kilometre deep penetrating GEOTEM airborne electromagnetic and magnetic survey was flown in the fall of 2003. The airborne and follow-up horizontal loop electromagnetic and magnetic ground geophysics identified ten distinct target areas for drill testing. A ten hole (approximately 2,500 metre) diamond drill program began in March 2004.

No ultramafic rocks were intersected in any of the drill holes and all conductors were explained by graphite, iron sulphides or oxide iron formation in metamorphic rocks. No significant assays were returned from any of the drill holes.

The Company and Falconbridge have no plans to carry out any further work on the Stephens Lake Project at the present time. However, the property is in good standing because of the expenditures incurred to date and all data will be thoroughly evaluated before any decision is made on the future of this project.

As of May 31, 2004, the Company has expended a total of $2,918,972 on the Stephens Lake Project. In order to maintain the Company's option with Falconbridge, the Company is required to spend $79,400 during the remainder of calendar 2004.

Rainbow Project, Nunavut

On June 4, 2004, the Company signed a non binding letter of intent to enter into an option earn-in agreement with Falconbridge Limited to acquire a 50% interest in a new nickel project in Nunavut know as the Rainbow Project. The 180 square kilometre Rainbow Project is located 240 kilometres west of Hudson Bay and 380 kilometres northwest of Churchill, Manitoba. A formal agreement was signed between the parties on June 18, 2004.

The Rainbow Project is characterized by nickel mineralization associated with komatiitic ultramafic rocks, basalts and sedimentary rocks comprising a volcano-sedimentary basin broadly similar to Kambalda in Western Australia, the Thomson Nickel Belt in northern Manitoba and the Raglan area in northern Quebec.

Sporadic exploration of the project area has occurred from the 1940’s, mostly for iron formation hosted gold deposits. In 1977 Noranda prospected for gold, mapped parts of the area, completed an INPUT magnetic / electromagnetic survey, and located nickel sulphide mineralization. Noranda prospected the area further in 1990 and 1991 for high-grade komatiitic nickel deposits.

The Main Zone consists of blocks and boulders of disseminated to massive sulphides, interpreted to be in place or locally derived. Sulphides occur within ultramafic volcanic units or along contacts with mafic members. Mineralization tends to be largely restricted to the lower portion of the ultramafic flows. Sixteen grab samples from the Main Zone range from 1.47% to 2.65% nickel and from 0.15% to 0.46% copper.

A glacial boulder approximately 1 kilometre southeast and down ice from the Main Zone assayed 4.7% nickel. A separate glacial boulder approximately 2 kilometres down ice from the Main Zone assayed 7.4% nickel. The glacial boulders are interpreted to be from the vicinity of the Main Zone, but they may be more locally derived.

Seven grab samples, located approximately 1 kilometre southwest of the Main Zone in an area known as the West Zone, ranged from 0.42% to 0.86% nickel, and from 0.04% to 0.06% copper, however one additional sample assayed 3.00% nickel.

The known nickel sulphide mineralization was not drilled by Noranda. Three short holes were drilled in the area by Inco in the 50’s and may have been in the stratigraphy of interest.

The Company has the option to earn a 50% participating joint venture interest in the Property by incurring a total of $4.5 million of expenditures on exploration and related work on or before May 31, 2007. The Company is required to incur a minimum of $1,500,000 of expenditures per year to keep the option in good standing. The Company has committed to the first year’s expenditures.

Exploration will be carried out by Falconbridge, under the direction of a Management Committee comprised of one representative from each of the Company and Falconbridge. Falconbridge will be entitled to charge an administrative and overhead charge of 10% of direct project costs during the option period. Falconbridge has the off take right to all concentrates produced from the property.

If a Joint Venture is formed, and, provided Falconbridge has at least 35% interest in the Joint Venture, Falconbridge will be entitled to designate any part of the Property as a Specific Project, and will have the right to increase its interest in the Specific Project by an additional 15% interest by carrying out a Feasibility Study on the Specific Project, and to be operator on the Specific Project.

The Company and Falconbridge both have a right of first refusal to purchase all or any part of the other party’s interest in the Joint Venture.

The Rainbow option earn-in agreement with Falconbridge is subject to TSX Venture Exchange approval.

Exploration on the property is expected to begin in July and will consist of an airborne magnetic and electromagnetic survey, a ground magnetic and electromagnetic survey, geological mapping, prospecting and 2,000 metres of diamond drilling. Drilling is expected to begin in August. The program is expected to cost approximately $1,500,000.

Results of Operations

The Company incurred a loss of $1,013,971(2003 - $80,545). The Company’s loss per share was $0.01 for 2004 compared to a loss per share of $nil for 2003.

The Company expended $807,776 on its Stephens Lake Project (2002 - $254,469) and $nil on its Labrador Regional Project (2002 - $47,368). The Labrador Regional exploration agreement with Falconbridge expired on December 31, 2003.

The Company incurred $nil (2003 - $32,000) of stock-based compensation costs as the Company did not grant any stock options during the three months ended May 31, 2004. During the three months ended May 31, 2003, the Company recorded a charge to operations of $32,000 for 400,000 stock options granted to employees and directors.

Promotion and travel have both decreased in 2004 compared to 2003 because Management did not spend as much time traveling throughout Canada and Europe, and undertaking fund raising activities. During 2003, the Company revised and updated its internet website and printed significantly more promotional material.

The Company’s administration and management fees were $69,733 (2003 - $148,667). Management devotes a portion of their time to the Company and a portion of their time to other companies where they are directors and/or officers. Accordingly, management invoices the Company based on the percentage of time each of the individuals devote to the Company. The Company’s business and projects required less management time during the three months ended May 31, 2004 compared to the same period of 2003.

The Company paid an arms-length private company $21,000 (2003 - $28,000) for accounting, secretarial and general administrative services and paid the same company $12,000 (2003 - $12,000) for rent.

As at May 31, 2004, the Company owns 8,160,750 common shares of Knight Resources Ltd. (‘Knight”) which is approximately 17% of the issued and outstanding common shares of Knight.

The Company’s first quarter share of Knight’s net loss was $111,604 (2003 - $56,075). The increase is mainly attributed to Knight’s increased exploration expenditures on its West Raglan project over the three months ended May 31, 2004 compared to 2003. The Company reported a gain on deemed disposition of Knight of $33,107 (2003 - $333,406) as a result of share issuances by Knight during the first quarter. The gain was much smaller in 2004 compared to 2003 because the Company’s percentage of ownership of Knight was roughly 10% more during the three months ended May 31, 2003 compared to the same period ended May 31, 2004.

Financial Condition, Liquidity and Capital Resources

The Company’s working capital position at May 31, 2004 was $3,182,161 compared to $3,677,562 at February 29, 2004, a decrease of $495,401.

The primary reason for the decrease in working capital during the three months ended May 31, 2004 is the $807,776 spent on exploration offset by the $432,730 of cash raised through equity financing during the three months ended May 31, 2004.

During the three months ended May 31, 2004, the Company issued 20,482,250 common shares at $0.16 per share for gross proceeds of $3,277,160 pursuant to private placement. Along with the common shares, the Company issued 20,482,250 warrants entitling the holder to purchase one additional common share at a price of $0.20 per share until March 2, 2006. Of the 20,482,250 common shares and 20,482,250 warrants issued, 2,589,250 were flow-through common shares and 2,589,250 were flow-through warrants exercisable into flow-through common shares. The Company paid $113,830 in commissions and incurred $59,000 in fees. The Company also issued 1,872,138 Agent’s Warrants as a commission. The Agent’s Warrants are exercisable at $0.20 per share and expire on March 2, 2006.

During the three months ended May 31, 2004, the Company issued 500,000 common shares for net proceeds of $60,000 pursuant the exercise of warrants.

It is anticipated that the Company will have the necessary funds available to meet its fiscal 2005 operating costs and the $1,500,000 exploration commitment on the Rainbow Project.
The Company does not generate sufficient cash flow from operations to fund its exploration activities, its acquisitions and its administration costs. The Company is reliant on equity financing to provide the necessary cash to continue its operations. There can be no assurance that equity financings will be available to the Company in the future that will be obtained on terms satisfactory to the Company.

Selected Annual Information

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company’s audited consolidated financial statements. All dollar amounts are in Canadian dollars.

For the Years Ended February 28(29)	2004	2003	2002

Financial Results
Interest	$ 35,348	$ 75,512	$ 98,711
Net Loss	$ 2,167,681	$ 2,865,222	$ 1,094,693
Basic and diluted loss per share	$ (0.03)	$ (0.05)	$ (0.02)

Financial Position
Working capital	$ 3,677,562	$ 2,561,943	$ 1,547,524
Total assets	$ 7,156,888	$ 5,475,227	$ 4,372,531
Non-controlling interest	$ 425,224	$ 420,559	$ 425,641
Share capital	$ 36,833,992	$ 35,971,592	$ 32,230,487
Deficit	$ 33,452,008	$ 31,284,327	$ 28,419,105

Selected Quarterly Information

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company’s audited consolidated financial statements. All dollar amounts are in Canadian dollars.

Fiscal Quarter Ended	31-May-04	29-Feb-04	30-Nov-03	31-Aug-03	31-May-03	28-Feb-03	30-Nov-02	31-Aug-02

Interest	$ 9,793	$ 6,642	$ 5,196	$ 9,127	$ 14,383	$ 20,167	$ 22,474	$ 14,228

Net loss	$ 1,013,971	$ 1,283,897	$ 444,147	$ 359,092	$ 80,545	$ 690,751	$ 282,740	$ 686,962

Basic and diluted
loss per share	$ (0.01)	$ (0.02)	$ (0.01)	$ (0.01)	$ -	$ (0.01)	$ (0.01)	$ (0.01)

Related Party Transactions

The Company’s transactions with related parties are disclosed in note 6 of the consolidated financial statements. In particular, the Company paid $23,233 (2003 - $34,667) to the President, $18,000 (2003 - $60,000) to the CEO and $7,500 (2003 - $26,000) to the exploration manager for management and technical services.

Outstanding Share Data

As at July 27, 2004, the Company had the following securities issued and outstanding:

Common shares          96,412,791
Stock options                    12,082,858
Share purchase warrants    25,754,388

Investor Relations

The Company responded to shareholder inquiries throughout the year. In March 2004, the Company participated in, and had a booth at, the Prospector and Developers Association Conference in Toronto. The Company also had a booth at an investment conference in St. John’s, Newfoundland & Labrador in June 2004.

During the three months ended May 31, 2004, the Company did not pay any third party for investor relations services.

Directors and Officers

David Patterson             Director and CEO
Harvey Keats                Director and President
Kerry Sparkes              Director
Ken Thorsen                 Director
Laurie Sadler                Director
Andrew Stewart            Secretary

Additional Information

Additional information is provided in the Company’s audited financial statements for the periods ended February 28(29), 2004 and 2003 and the Company’s Information Circular dated July 9, 2004. These documents are available on SEDAR at www.sedar.com. Additional information relating to the Company’s operations and activities can also be found by visiting the Company’s website at www.donner-minerals.com.